As filed with the U.S. Securities and Exchange Commission on November 1, 2016

1933 Act File No. 333-212240

1940 Act File No. 811-09571

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 19

Nuveen Senior Income Fund

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

David P. Glatz Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606	Eric F. Fess Chapman and Cutler LLP 111 W. Monroe Street Chicago, IL 60603

If this form is a post-effective amendment filed pursuant Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-212240

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 related to Term Preferred Shares (File No. 333-212240) of Nuveen Senior Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits.

1.	Contained in Part A:

Financial Highlights for the Nuveen Senior Income Fund (the “Fund” or the “Registrant”) for the fiscal years ended July 31, 2007, July 31, 2008, July 31, 2009, July 31, 2010, July 31, 2011, July 31, 2012, July 31, 2013, July 31, 2014, July 31, 2015, and July 31, 2016.

2.	Exhibits:

a.1	Registrant’s Declaration of Trust dated August 13, 1999. Filed on September 7, 1999 as Exhibit a. to Registrant’s Registration Statement on Form N-2 (File No. 333-86619) and incorporated by reference herein.

a.2	Amendment dated October 28, 2013 to Registrant’s Declaration of Trust. (1)

b.	Registrant’s By-laws (Amended and Restated as of November 18, 2009). Filed on June 4, 2010 as Exhibit b. to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

c.	None.

d.1	Rating Agency Guidelines for Term Preferred Shares. (3)

d.2	Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares.

d.3	Statement Establishing and Fixing the Rights and Preferences of Variable Rate Term Preferred Shares dated December 27, 2013. (1)

d.4	Amendment to Statement Establishing and Fixing the Rights and Preferences of Variable Rate Term Preferred Shares dated September 30, 2014. (1)

d.5	Variable Rate Term Preferred Shares Annex 1 to the Purchase Agreement as Amended and Effective November 30, 2015. (1)

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan. Filed on April 22, 2016 with Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

f.	None.

g.1	Investment Management Agreement between the Registrant and Nuveen Fund Advisors, LLC dated October 1, 2014. (1)

g.2	Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Symphony Asset Management LLC dated October 1, 2014. (1)

h.1	Form of Underwriting Agreement (Term Preferred Shares).

h.2	Distribution Agreement between the Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated August 27, 2010. Filed on September 28, 2010 as Exhibit h.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

h.3	First Amendment, dated August 17, 2012, to the Distribution Agreement between the Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated August 27, 2010. Filed on August 17, 2012 as Exhibit h.3 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

h.4	Equity Distribution Agreement between the Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) and Stifel Nicolaus & Company Incorporated dated August 27, 2010. Filed on September 28, 2010 as Exhibit h.3 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

h.5	First Amendment, dated August 17, 2012, to the Equity Distribution Agreement between the Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) and Stifel Nicolaus & Company Incorporated, dated August 27, 2010. Filed on August 17, 2012 as Exhibit h.5 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

h.6	Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC.

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed on April 22, 2016 as Exhibit i. to the Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated July 15, 2015. Filed on April 22, 2016 as Exhibit j.1 to Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated by reference herein.

j.2	Appendix A, dated March 9, 2012, to the Amended and Restated Master Custodian Agreement dated April 14, 2016. Filed on April 22, 2016 as Exhibit j.2 to Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

k.1	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on November 30, 2012 as Exhibit k.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated herein by reference.

k.2	Amendment dated July 15, 2015 to the Transfer Agency Agreement. Filed on April 22, 2016 with Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

k.3	Schedule A to the Transfer Agency Agreement dated May 9, 2016. Filed on May 9, 2016 with Nuveen High Income December 2019 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-209703) and incorporated herein by reference.

k.4	Conformed copy of Revolving Credit and Security Agreement among the Registrant, various lenders and Citibank, N.A. as agent, dated as of May 16, 2008, as amended (the “Credit Agreement”). (1)

k.5	Agreement of Amendment No. 8, dated as of May 20, 2013, to the Credit Agreement. (1)

l.1	Opinion of Stradley Ronon Stevens & Young, LLP. (3)

l.2	Opinion of Morgan, Lewis & Bockius LLP. (3)

l.3	Consent of Stradley Ronon Stevens & Young, LLP.

l.4	Consent of Morgan, Lewis & Bockius LLP.

m.	None.

n.	Consent of KPMG LLP.

o.	None.

p.	Subscription Agreement dated October 12, 1999. Filed on October 18, 1999 as Exhibit p. to Registrant’s Registration Statement on Form N-2 (File No. 333-86619) and incorporated by reference herein.

q.	None.

r.1	Code of Ethics and Reporting Requirements of Nuveen Investments, Inc. (including affiliated entities) and the Nuveen Funds, effective September 1, 2016. (4)

r.2	Code of Ethics for the Independent Trustees of the Nuveen Funds. (2)

s.	Powers of Attorney.

(1)	Filed on August 12, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-212240) and incorporated herein by reference.
(2)	Filed on September 2, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-212240) and incorporated herein by reference.
(3)	Filed on September 20, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-212240) and incorporated herein by reference.
(4)	Filed on October 4, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-212240) and incorporated herein by reference.

Item 26:	Marketing Arrangements.

See the Distribution Agreement filed as Exhibit h.2 to this Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Registration Fees	$6,042
Underwriting Discounts and Commissions	$300,000
Structuring Fee	$300,000
Printing and Engraving Fees	$80,000
Legal Fees	$243,333
Audit Fees	$25,000
Rating Agency Fees	$55,000
Miscellaneous Expenses	$10,625

$1,020,000

Item 28:	Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29:	Number of Holders of Securities.

As of September 2, 2016:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	12,348
Preferred Shares
Variable Rate Term Preferred Shares, $0.01 par value	1

Item 30:	Indemnification.

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures and $1,000,000 deductible for all other claims.

Section 6 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriter, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser and Sub-Adviser.

Nuveen Fund Advisors manages the Registrant and serves as investment adviser or manager to other open-end and closed-end management investment companies and to separately managed accounts. The principal business address for all of these investment companies and the persons named below is 333 West Wacker Drive, Chicago, Illinois 60606.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years

Sherri Hlavacek, Executive Vice President and Controller	Executive Vice President (since 2015, formerly, Managing Director), Treasurer and Controller of Nuveen Asset Management, LLC; Executive Vice President, Principal Financial Officer (since 2015, formerly, Managing Director), Treasurer and Corporate Controller Of Nuveen Investments, Inc.; Executive Vice President (since 2015, formerly, Managing Director) Treasurer and Corporate Controller of Nuveen Investments Advisers, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President (formerly, Managing Director), Chief Financial Officer and Corporate Controller of Nuveen Securities, LLC; Vice President, Controller and Treasurer of NWQ Investment Management Company, LLC; Vice President and Controller of Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Managing Director and Controller of Nuveen Commodities Asset Management, LLC; Certified Public Accountant.

Diane M. Whelan, Executive Vice President	Executive Vice President, Nuveen Investments, Inc.; formerly, Executive Vice President Nuveen Securities, LLC (2014-2016).

Joseph T. Castro, Managing Director and Chief Compliance Officer	Managing Director (since 2011), Head of Compliance (since 2013) of Nuveen Investments, Inc.

Stuart J. Cohen, Managing Director and Assistant Secretary	Managing Director and Assistant Secretary of Nuveen Asset Management, LLC, Nuveen Investments, Inc. and Nuveen Securities, LLC; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years

Lucas A. Satre, Senior Vice President and Assistant Secretary	Senior Vice President, General Counsel and Secretary of Nuveen Securities, LLC; Senior Vice President and Assistant Secretary of Nuveen Asset Management, LLC and Nuveen Investments, Inc.; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.

Symphony Asset Management LLC (“Symphony”) currently serves as sub-adviser to the Fund and as an investment adviser or subadviser to certain other open-end and closed-end funds and as investment adviser to separately managed accounts. The address for Symphony is 555 California Street, Suite 3100, San Francisco, California 94104. See “Investment Adviser, Sub-Adviser and Portfolio Managers” in Part B of the Registration Statement.

Set forth below is a list of each director and officer of Symphony, indicating each business, profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

Name and Position with Symphony	Other Business Profession, Vocation or Employment During Past Two Years
Anne B. Popkin, President	Formerly, Principal, BlueCrest Capital Management LLC 40 Grosvenor Place, London SW1X 7AW, England
David Goldstein, Vice President and Chief Operating Officer	None
Angela McKillen, Vice President and Chief Financial Officer	None

Gunther M. Stein, Chief Executive Officer and Chief Investment Officer	None

Item 32:	Location of Accounts and Records.

Nuveen Fund Advisors, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Fund’s Declaration of Trust, By-Laws, minutes of trustee and shareholder meetings, and contracts of the Registrant and all advisory material of the investment adviser. Symphony, in its capacity as sub-adviser, may also hold certain accounts and records of the Fund.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Advisors or Symphony.

Item 33:	Management Services.

Not applicable.

Item 34:	Undertakings.

1. Registrant undertakes to suspend the offering of its shares until the prospectus is amended if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4.(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 1st day of November, 2016.

NUVEEN SENIOR INCOME FUND /s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (Principal Financial and Accounting Officer)	November 1, 2016

/s/ Cedric H. Antosiewicz Cedric H. Antosiewicz	Chief Administrative Officer (principal executive officer)	November 1, 2016

William J. Schneider*	Chairman of the Board and Trustee

William Adams IV*	Trustee

Margo L. Cook*	Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee
David J. Kundert*	Trustee

Albin T. Moschner*	Trustee
John K. Nelson*	Trustee
Judith M. Stockdale*	Trustee
Carole E. Stone*	Trustee

Terence J. Toth*	Trustee

Margaret L. Wolff*	Trustee

By:

         /s/ Gifford R. Zimmerman

         Gifford R. Zimmerman,

         Attorney-in-Fact

November 1, 2016

*	The powers of attorney authorizing Gifford R. Zimmerman and Eric F. Fess, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and are filed as exhibits to this Registration Statement.

EXHIBIT INDEX

Exhibit	Name

d.2	Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares.

h.1	Form of Underwriting Agreement (Term Preferred Shares).

h.6	Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC.

l.3	Consent of Stradley Ronon Stevens & Young, LLP

l.4	Consent of Morgan, Lewis & Bockius LLP

n	Consent of KPMG LLP

s	Powers of Attorney